

September 21, 2023

Laura Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.
5565 Glenridge Connector, Ste. 450
Atlanta, GA 30342

> **Re: Piedmont Office Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-34626**

Dear Laura Moon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Note 2. Summary of Significant Accounting Policies
Goodwill, page F-13

1. We note that you recognized a $16 million goodwill impairment attributable to the Washington, D.C./Northern Virginia reporting unit. Please expand your disclosure in future filings to include a description of the facts and circumstances leading to the impairment in accordance with ASC 350-20-50-2. We note the explanation on page 36 that the impairment loss was due to the decline of the stock market and your stock price, but it is unclear how that factor solely impacted the Washington, D.C./Northern Virginia reporting unit.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction